                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, 0.005 rubles nominal value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  6837OR 109
        ---------------------------------------------------------------
                                (CUSIP Number)

                           Kaare Magnus Risung, Esq.
                                  Telenor AS
                               Keyers Gate 13/15
                              N-0130 Oslo, Norway
                                 47-23-138-491
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 19, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-171-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68370R 109
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,902,201/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,902,201/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,902,201/1/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
      (17 CFR 240, 13d-4) under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

___________________

/1/ The Reporting Person's beneficial ownership of all 8,902,201 shares is subject to the fulfillment of certain conditions precedent to the Reporting Person's obligation to purchase such shares, as discussed in Item 4 of the initial statement on Schedule 13D filed by the Reporting Persons.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68370R 109
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,902,201/2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,902,201/2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,902,201/2/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
      (17 CFR 240, 13d-4) under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

___________________

/2/ The Reporting Person disclaims beneficial ownership of all shares.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68370R 109
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Newtel AB
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Sweden
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,902,201/3/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,902,201/3/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,902,201/3/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4
      (17 CFR 240, 13d-4) under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

___________________

/3/ The Reporting Person disclaims beneficial ownership of all shares.

                                 SCHEDULE 13D

Item 1.     Security and Issuer
            -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom") as previously filed by Telenor East Invest AS and Telenor AS is hereby amended and supplemented with respect to the items set forth below.

Item 2.     Identity and Background
            -----------------------

     (a), (b), (c), (d), and (e) This amendment is being filed jointly by Telenor East Invest AS, Telenor AS and Newtel AB. The agreement among the reporting persons relating to the joint filing of this amendment to the statement on Schedule 13D is attached as Exhibit A hereto.

     (a) NEWTEL AB, a corporation formed under the laws of the Kingdom of Sweden.

     (b) c/o Christel Eriksson, Konsernstab Juridik, Telia AB, S-123 86 Stockholm, Sweden.

     (c) Newtel AB is engaged principally in the business of production and supply of telecommunications, IT, data services and media distribution in the Nordic Countries.

     (d) During the last five years, Newtel AB has not been convicted in a criminal proceeding.

     (e) During the last five years, Newtel AB was not a party to a civil proceeding of a judicial or administrative body as a result of which Newtel AB was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF NEWTEL AB

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Newtel AB.

DIRECTORS OF NEWTEL AB

Name and Business Address           Country of Citizenship       Present Principal
-------------------------           ----------------------       -----------------
                                                                 Occupation
                                                                 ----------
Jan-Ake Kark                        Sweden                       Chairman of the Board of
Telia AB                                                         Newtel AB; Chief
S-123 86 Farsta                                                  Corporate Adviser
Sweden                                                           to Telia AB; and
                                                                 Chairman of the
                                                                 Board of Telia AB

Arnfinn Hofstad                     Norway             Vice Chairman of the Board
NKL Kirkegt. 4                                         of Newtel AB and Director
P.O. Box 1173                                          of NKL
Sentrum
N-0107 Oslo
Norway

Eivind Reiten                       Norway             Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240
Norway

Kari Broberg                        Norway             Director
Jordan AS
Haavard Martinsensv. 30
N-0978 Oslo
Norway

Siri Teigum                         Norway             Attorney-at-law
Thommessen Krefting Greve Lund
P.O. Box 1484
Vika
N-0116 Oslo
Norway

Dag Detter                          Sweden             Assistant under-secretary
Ministry for Industry Employment
and Communications
S-103 33 Stockholm
Norway

Anders Igel                         Sweden             Managing Director
Esselte AB
P.O. Box 70372
S-107 24 Stockholm
Norway

Birgitta Johansson-Hedburg          Sweden             Director
Roburvagen 23A
S-181 22 Lindingo
Norway

Svein-Eivind Solheim                Norway             Employee representative
Telenor AS                                             (EL&IT-forbundet)
P.O. Box 6701
St. Olavs pl.
N-0130 Oslo
Norway

Harald Stavn                        Norway             Employee representative
Telenor AS                                             (NITO-Tele/TS/KTTL)
P.O. Box 6701
St. Olavs pl.
N-0130 Oslo
Norway

Ronny Kack                          Sweden             Employee

Telia AB                                                   representative (SEKO)
S-123 86 Farsta
Sweden

Berit Westman                Sweden                        Employee representative (SIF)
SIF-Tele
P.O. Box
S-123 86 Farsta
Sweden

EXECUTIVE OFFICERS OF NEWTEL AB

Name and Business Address    Country of Citizenship        Present Principal
-------------------------    ----------------------        -----------------
                                                           Occupation
                                                           ----------
Tormod Hermansen             Norway                        Chief Executive Officer
Telia-Telenor
P.O. Box 865
S-101 37 Stockholm
Sweden

Stig-Arne Larsson            Sweden                        1/st/ Senior Executive Vice
Telia AB                                                   President
S-123 86 Farsta
Sweden

Marianne Nivert              Sweden                        2/nd/ Senior Executive Vice
Telia AB                                                   President
S-123 86 Farsta
Sweden

Torstein Moland              Norway                        Chief Financial Officer
Telenor AS
P.O. Box 6701
St. Olavs pl.
N-0130 Oslo
Norway

Hans Golteus                 Sweden                        International Manager
Telia AB
S-123 86 Farsta
Sweden

Lars Harenstam               Sweden                        Human Resources Manager
Telia AB
S-123 86 Farsta
Sweden

Arve Johansen                Norway                        Manager of Mobile
Telenor AS                                                 Communication
P.O. Box 6701
St. Olavs pl.
N-0130 Oslo
Norway

Kenneth Karlberg             Sweden                        Manager of Business
Telia Mobile AB                                            Communication
S-131 86 Nacka Strand
Sweden

Terje Thon                          Norway                    Executive Vice
Telenor AS                                                    President
P.O. Box 6701
St. Olavs pl.
N-0130 Oslo
Norway

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

     (a) and (b) On March 30, 1999, the Swedish State, the Norwegian State, Telia AB, a telecommunications company wholly owned by the Kingdom of Sweden ("Telia"), and Telenor AS entered into a Combination Agreement (the "Combination Agreement") pursuant to which the parties agreed to cause a new company to be incorporated under the laws of Sweden ("Newtel") and each of the States agreed, at the closing of the transaction (the "Closing"), to transfer all of the issued and outstanding shares of Telia, representing the entire share capital of Telia, and all of the issued and outstanding shares of Telenor AS, representing the entire share capital of Telenor AS, to Newtel as contributions in kind in exchange for shares of Newtel. The Closing occurred on October 19, 1999, whereupon Telia and Telenor AS became wholly-owned subsidiaries of Newtel, and the Swedish State and the Norwegian State became the sole shareholders of Newtel, owning, directly and indirectly, 60% and 40%, respectively, of the issued and outstanding shares of Newtel.


Item 7.      Material to be Filed as Exhibits
             --------------------------------

     Attached hereto as Exhibit A is a conformed copy of the Joint Filing Agreement dated November 4, 1999 between and among Telenor East Invest AS, Telenor AS and Newtel AB relating to the filing of amendments to the joint statement on Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: November 4, 1999                      TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                 --------------------
                                                 Henrik Torgersen
                                                 Attorney-in-Fact


                                             TELENOR AS

                                             By /s/ Henrik Torgersen
                                                --------------------
                                                Henrik Torgersen
                                                Attorney-in-Fact


                                             NEWTEL AB

                                             By /s/ Tormod Hermansen
                                                ------------------------
                                                Tormod Hermansen
                                                Secretary

                               Index to Exhibits

Exhibit A      A conformed copy of the Joint Filing Agreement dated November 4,
               1999 between and among Telenor East Invest AS, Telenor AS and
               Newtel AB relating to the filing of an amendment to the joint statement on Schedule 13D.